Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 28, 2021 relating to the

Preliminary Prospectus Supplement dated April 28, 2021

to Prospectus dated April 25, 2019

Registration Statement No. 333-231027

Pricing Term Sheet

$475,000,000 2.00% Senior Notes due 2029

$475,000,000 2.95% Senior Notes due 2041

Issuer:	Waste Management, Inc.
Guarantor:	Waste Management Holdings, Inc.
Ratings:*	Moody’s: Baa1 S&P: A- Fitch: BBB+
Trade Date:	April 28, 2021
Settlement Date:**	T+10; May 12, 2021
Principal Amount:	2029 Notes: $475,000,000 2041 Notes: $475,000,000
Maturity Date:	2029 Notes: June 1, 2029 2041 Notes: June 1, 2041
Coupon:	2029 Notes: 2.00% 2041 Notes: 2.95%
Benchmark Treasury:	2029 Notes: 1.250% due March 31, 2028 2041 Notes: 1.875% due February 15, 2041
Benchmark Treasury Price and Yield:	2029 Notes: 99-21 1/4 / 1.301% 2041 Notes: 95-01+ / 2.184%
Spread to Benchmark Treasury:	2029 Notes: +70 basis points 2041 Notes: +80 basis points
Yield to Maturity:	2029 Notes: 2.001% 2041 Notes: 2.984%
Price to Public:	2029 Notes: 99.992% of face amount 2041 Notes: 99.488% of face amount
Net Proceeds (before expenses):	$941,948,750
Interest Payment Dates:	2029 Notes: Semi-annually on June 1 and December 1, commencing on December 1, 2021 2041 Notes: Semi-annually on June 1 and December 1, commencing on December 1, 2021

Optional Redemption:

The 2029 Notes are redeemable at any time prior to April 1, 2029 (two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 12.5 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement). The 2029 Notes are redeemable on or after April 1, 2029 (two months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

The 2041 Notes are redeemable at any time prior to December 1, 2040 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 15 basis points (as defined and described in further detail in the Preliminary Prospectus Supplement). The 2041 Notes are redeemable on or after December 1, 2040 (six months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

CUSIP/ISIN:	2029 Notes: 94106L BQ1 / US94106LBQ14 2041 Notes: 94106L BR9 / US94106LBR96
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC Wells Fargo Securities, LLC
Co-Managers:

BofA Securities, Inc.

Barclays Capital Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

Loop Capital Markets LLC

Academy Securities, Inc.

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

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** The issuer expects delivery of the notes will be made against payment therefor on or about May 12, 2021, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

MiFID II professionals/ECPs-only/No PRIIPs KID – in the European Economic Area (EEA), the manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated April 28, 2021. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; (2) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; or (3) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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